SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

MedQuist Inc.
(Name of Subject Company (Issuer))
MedQuist Holdings Inc.
(formerly CBaySystems Holdings Limited)
(Name of Filing Person (Offeror))

Shares of Common Stock, no par value per share (Title of Class of Securities)	584949101 (CUSIP Number of Class of Securities)

Robert Aquilina
Chairman and Chief Executive Officer
MedQuist Holdings Inc.
9009 Carothers Parkway
Franklin, Tennessee 37067
(615) 261-1740
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

D. Rhett Brandon Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 212-455-2000	Colin Diamond Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8200

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)

$60,833,253.56	$7,230

*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) by MedQuist Holdings Inc., a Delaware corporation, to exchange shares of MedQuist Holdings Inc. common stock, par value $0.10 per share, for properly tendered and accepted shares of common stock, no par value, of MedQuist Inc., a New Jersey corporation. This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by calculating the product of $9.095, the average of the bid and asked price per share of the MedQuist Inc. common stock on The NASDAQ Global Market on January 31, 2011 times 6,688,648 shares of MedQuist Inc. common stock. The number of shares of MedQuist Inc. common stock represents the maximum number of shares of common stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$5,504 Form S-4 File No. 333-170003	Filing Party: Date Filed:	MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited) October 18, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relates to the Exchange Offer by MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited), a corporation organized under the laws of Delaware, to exchange shares of MedQuist Holdings Inc. common stock, par value $0.10 per share, for properly tendered and accepted shares of MedQuist Inc. common stock, no par value, on the terms and subject to the conditions set forth in this document and in the prospectus incorporated by reference herein as Exhibit (a)(1)(A) (the “Prospectus”) and the letter of transmittal incorporated by reference herein as Exhibit (a)(1)(B) (the “Letter of Transmittal”).
     The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all items required in this Tender Offer Statement, as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is MedQuist Inc. The address of the subject company’s principal executive offices is 1000 Bishops Gate Boulevard, Suite 300, Mount Laurel, New Jersey, 08054-4632. The subject company’s telephone number is (856) 206-4000.
     (b) Securities.
     As of December 31, 2010, there were approximately 37,555,893 shares of MedQuist Inc. common stock outstanding.
     (c) Trading Market and Price.
     The information set forth in the Prospectus in the section entitled “Comparative Market Price and Dividend Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is an affiliate and the holder of a majority of the shares of common stock of the subject company. The address of the filing person’s principal executive offices is 9009 Carothers Parkway, Franklin, Tennessee 37067 and the filing person’s telephone number is (615) 261-1740.
     The information set forth in the Prospectus in the sections entitled “Summary—Background and Reasons for the Exchange Offer,” “Management” and “Principal and Selling Stockholders” is incorporated herein by reference.

Item 4. Terms of the Transaction.
     The information set forth in the Prospectus in the sections entitled “Questions and answers about the exchange offer,” “Summary—Background and Reasons for the Exchange Offer,” “Summary—Summary of Terms of the Exchange Offer,” “The Exchange Offer,” “Comparison of Rights of Holders of Our Common Stock and MedQuist Inc. Common Stock,” “Description of Capital Stock,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the Prospectus in the sections entitled “Summary,” “Risk Factors,” “Corporate Reorganization,” “The Exchange Offer” and “Where You Can Find More Information” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the exchange offer?,” “Summary—Background of the Exchange Offer,” “The Exchange Offer—Purpose and Background of the Exchange Offer” and “Risk factors—Risks related to the exchange offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer— “Summary— Background of the Exchange Offer,” and “The Exchange Offer—Conditions of the exchange offer” is incorporated herein by reference.
Item 8. Interest in the Securities of the Subject Company.
     The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer - Do our directors or executive officers beneficially own any shares of MedQuist Inc. common stock?” is incorporated herein by reference.

     To the knowledge of the filing person, none of the subject company or the subject company’s executive officers or directors have effected any transactions with respect to MedQuist Inc. common stock within the 60-day period immediately preceding February 3, 2011. The information set forth in the Prospectus in the sections entitled “Corporate Reorganization” and “Principal and Selling Stockholders” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the Prospectus in the sections entitled “Summary—Summary of Terms of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.
Item 10. Financial Statements.
     The information set forth in the Prospectus in the sections entitled “Summary—Recent Developments,” “Summary Historical and Unaudited Pro Forma Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the Company’s consolidated financial statements beginning on page F-1 of the Prospectus, is incorporated herein by reference.
Item 11. Additional Information.
     The information set forth in the Prospectus in the sections entitled “Management” and “Principal and Selling Stockholders” is incorporated herein by reference.
Item 12. Exhibits

(a)(1)(A)	Prospectus, dated February 3, 2011 (incorporated by Reference to the Prospectus filed on February 3, 2011 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers.

(a)(1)(D)	Letter to Clients.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated February 3, 2011, announcing the Exchange Offer.

(a)(5)(B)	Schedule 14D-9 of MedQuist Inc., dated January 21, 2011.

Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 3, 2011

MEDQUIST HOLDINGS INC.
By:	/s/ CLYDE SWOGER
Clyde Swoger
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Prospectus, dated February 3, 2011 (incorporated by Reference to the Prospectus filed on February 3, 2011 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers.

(a)(1)(D)	Letter to Clients.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated February 3, 2011, announcing the Exchange Offer.

(a)(5)(B)	Schedule 14D-9 of MedQuist Inc., dated January 21, 2011.